Exhibit B

6 November 2015

From:         Haitong International Financial Solutions Limited

22/F , Li Po Chun Chambers, 189 Des Voeux Road,

Central, Hong Kong

To:                         Joingear Limited

OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands

CC:                       Ma Xiaofeng

1/F, East Gate, Building No.2, Jianwai SOHO, No.39, Dongsanhuanzhong Road,

Chaoyang District, Beijing, PRC

Re:                          Funding Swap Transaction

Dear Sirs:

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the “Transaction”). This Confirmation constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below. The additional definitions set out in the Annex to this Confirmation forms a part of this Confirmation.

The definitions and provisions contained in the 2006 ISDA Definitions (the “2006 Definitions”), as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the 2006 Definitions and this Confirmation, this Confirmation will govern. References herein to a “Transaction” shall be deemed to be references to a “Swap Transaction” for the purposes of the 2006 Definitions.

1                                      This Confirmation evidences a complete binding agreement between you and us as to the terms of the Transaction to which this Confirmation relates. This Confirmation shall supplement, form a part of, and be subject to an agreement in the form of the 2002 ISDA Master Agreement as if we had executed an agreement in such form (but without any Schedule except for the election of United States Dollars as the Termination Currency and any additional amendments set out in this Confirmation) on Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Transaction.

2                                      The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms

Trade Date:	6 November 2015

Effective Date:	15 November 2015, subject to Modified Following Business Day Convention

Termination Date:	15 November 2018, being 36 months after the Effective Date, subject to Modified Following Business Day Convention

Party A:	Haitong International Financial Solutions Limited

Party B:	Joingear Limited

Notional Amount:	Initially US$90,000,000, being the sum of the Funding Amount and US$30,000,000 and subject to optional reduction pursuant to paragraph 5 below

Funding Amount:	Initially US$60,000,000 and subject to optional reduction pursuant to paragraph 5 below

Credit Support Document in relation to Party A:	None

Credit Support Document in relation to Party B:	Deed of Guarantee dated 6 November 2015 executed by Mr. Ma Xiaofeng in favour of Party A The Security Agreement

Credit Support Provider In relation to Party B:	Each of Mr. Ma Xiaofeng and BVI Co

Business Day:	Hong Kong, New York, PRC

Initial Exchange

Party A Initial Exchange Amount:	Funding Amount

Party B Initial Exchange Amount:

The sum of US$1,200,000, being 2 per cent. of Party A Initial Exchange Amount and any legal fees incurred by Party A in connection with this Transaction supported by appropriate documentary evidence up to US$90,000

Initial Exchange Date:	Effective Date

Fixed Amount

Fixed Amount Payer:	Party B

Fixed Rate Payer Payment Dates:

The first day of each six-month period commencing on the Effective Date, being the Effective Date, 15 May 2016, 15 November 2016, 15 May 2017, 15 November 2017 and 15 May 2018, subject to adjustment in accordance with the Modified Following Business Day Convention, provided that (and except for the Effective Date) and without prejudice to any other rights and remedies available to Party A, it shall not be held as an Event of Default on Party B and the 10 per cent. per annum default interest shall not apply where the relevant payment is made within 10 Business Days following the relevant Fixed Rate Payer Payment Date (as reasonably determined by the Calculation Agent in good faith).

On or before 5 Business Days before the relevant Fixed Rate Payer Payment Date, Party A shall use its best endeavour to notify Party B of the Fixed Amount provided that failure to do so will not affect any of its rights and remedies.

Fixed Rate and Fixed Rate Day Count Fraction:	6.9 per cent. per annum, Actual/365 (Fixed), provided that during any Delayed Payment Period, the Fixed Rate will be 10 per cent. per annum.

Final Exchange

Final Exchange Amount Payer:	Party B

Final Exchange Amount:	An amount in US dollars equal to the Funding Amount

Final Exchange Date:

Termination Date, provided that and without prejudice to any other rights and remedies available to Party A, it shall not be held as an Event of Default on Party B and the 10 per cent. per annum default interest shall not apply where the payment is made within 10 Business Days from the Final Exchange Date (as reasonably determined by the Calculation Agent in good faith).

3                                      Calculation Agent

Party A shall be the Calculation Agent.

The parties agree that all amounts, values, determination and discretion that are required to be ascertained, calculated, made or exercised under this Confirmation shall be calculated, ascertained, made or exercised by the Calculation Agent, acting in a commercially reasonable manner, whose determination shall be conclusive and binding on the parties, in the absence of manifest error.

Party B consents to the appointment of Haitong International Financial Solutions Limited as the Calculation Agent for this Transaction.

4                                      Representations:

(a)                              Party B represents to Party A on the date on which Party B enters into this Transaction that:

(i)                                  Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. Other than the representations, warranties, undertaking and covenants provided by Party A in this Agreement, it is not relying on any communication (written or oral) of Party A as investment advice or as a recommendation to enter into this Transaction, it being understood that information and explanations related to the terms and conditions of this Transaction will not be considered investment advice or a recommendation to enter into this Transaction.  No communication (written or oral) received from Party A other than the representations, warranties, undertaking and covenants provided by Party A in this Agreement will be deemed to be an assurance or guarantee as to the expected results of this Transaction.

(ii)                               Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Transaction. It is also capable of assuming, and assumes, the risks of this Transaction.

(iii)                            Status of Parties. Party A is not acting as a fiduciary for or an adviser to it in respect of this Transaction.

(b)                              Party B further represents to Party A on the date on which Party B enters into this Transaction that:

(i)                                  Deduction of Tax. It is not required under the law applicable where it is incorporated or resident or at its address specified in this Confirmation to make any deduction for or on account of any Tax from any payment it may make in connection with this Confirmation or any Credit Support Document.

No Filing or Stamp Taxes. Under the law of its jurisdiction of incorporation it is not necessary that this Confirmation and any Credit Support Document be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to this Confirmation, any Credit Support Document or the transactions contemplated hereunder and thereunder except for registration fees payable to the Registrar of Corporate Affairs in the British Virgin Islands in connection the registration of the Pledge Agreement.

(ii)                               No Material Adverse Events. No event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Affiliates or to which its (or any of its Affiliates’) assets are subject which might have a Material Adverse Effect.

(iii)                            Pari Passu Ranking. Its payment obligations this Confirmation rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

(iv)                           No Untrue Information.

(A)                     Any factual information provided by Party B to Party A was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it was stated;

(B)                     Nothing has occurred or been omitted from the information provided by Party B to Party A and no information has been given or withheld that results in such information being untrue or incorrect in any material respect;

(C)                     all information supplied by Party B is true, complete and accurate in all material respects as at the date it was given and is not incorrect in any material respect.

(v)                              Shares

(A)                            There are no calls on or any other amounts or liabilities in connection with the Target Shares which are subject to the Security Interest which have not been paid or are payable or outstanding;

(B)                            the Target Shares which are subject to the Security Interest have been duly authorised and validly issued and are freely and fully transferable and not subject to any pre-emptive rights or restrictions (contractual, regulatory or otherwise) on transfer or disposal;

(C)                            it is the absolute sole beneficial owner of the Target Shares which are subject to the Security Interest free from security or any claims or third party rights (other than pursuant to the Security Agreement, any lien of a clearing system or custodian);

(D)                            it is not in breach of any applicable securities law or regulation, including the NASDAQ Stock Market Rules;

(E)                             without prejudice to the generality of sub-paragraph (D), it is not engaged in insider dealing prohibited under any applicable securities laws of the United States;

(F)                              without prejudice to the generality of sub-paragraph (D), it is not engaged in any market misconduct offences under any applicable securities laws of the United States; and

(G)                            it is entitled, under all applicable laws and regulations to apply the Party A Initial Exchange Amount paid by Party A to it under this Transaction towards the purpose mentioned under paragraph 11 (Use of Proceeds) below.

The representations in 4(b)(i) to 4(b)(v) above constitute Additional Representations for the purposes of Section 3 of the Agreement and will be deemed to be repeated by Party B on the Effective Date, provided that the term “Target Shares” under section 4(b)(v)(A) and section 4(b)(v)(B) shall be read as excluding any Target Shares which are charged in favour of Party A as contemplated by the Transaction.

Party B further covenants that the representations in 4(b)(iii), 4(b)(v)(C)-(G) shall remain to be true until the expiration of the Termination Date, provided that in the event that any Security Collateral is released pursuant to Section 5 of the Confirmation, the covenant regarding representations under 4(b)(v)(C) shall cease to be binding on Party B with respect to such released Security Collateral.

(c)                               Party A represents to Party B on the date on which Party A enters into this Transaction that:

(i)                                  Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary.  Other than the representations, warranties undertaking and covenants provided by Party B in this Agreement, it is not relying on any representations or warranties provided by Party B or any of its representatives.

(ii)                               Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Transaction. It is also capable of assuming, and assumes, the risks of this Transaction. It understands that the Transaction is an investment and there is a risk of loss and it is able to bear the risk of such loss and it has made an independent investigation of the investment.

5                                      Optional Reduction of Funding Amount

Party B has the option to reduce the Funding Amount of this Transaction on each of December 1, 2016 and December 1,2017 (each an “Optional Reduction Date”). To reduce the Funding Amount, Party B shall provide an irrevocable written notice (the “Optional Reduction Notice”) to Party A 10 Business Days prior to the relevant Optional Reduction Date, specifying the relevant Optional Reduction Date and the amount to be reduced in US dollars (the “Reduction Amount”). For the avoidance of doubt, Reduction Amount shall include the Funding Amount to be reduced at the termination of the Transaction.

After Party B has duly provided the Optional Reduction Notice, on the relevant Optional Reduction Date:

(a)                              Party B shall pay to Party A the Reduction Amount in US dollars; and

(b)                              the Funding Amount will be reduced by the Reduction Amount accordingly on the relevant Optional Reduction Date.

Upon the reduction of the Funding Amount, references to the Funding Amount in this Confirmation shall mean the balance of the Funding Amount after the deduction of the Reduction Amount. Upon the reduction of the Funding Amount, the Notional Amount shall be reduced and the Security Collateral and the Cash Collateral in the Security Account shall be released pro rata in the same proportion with the reduction of the Funding Amount.

6                                      Performance Fee

(a)                              Calculation of Performance Fee

Upon the occurrence of the New Third Board Event, Party B shall pay a Performance Fee to Party A annually on each Performance Fee Payment Date. In respect of a Performance Fee Payment Date, the Performance Fee shall be an amount in US dollars calculated as follows:

(A – B) × Number of Shares × 12 per cent. × FX Rate

where,

“A” means the arithmetic mean of the Share Price for each of the thirty Scheduled Trading Days (each such date, an “Averaging Day”) immediately prior to that Performance Fee Payment Date;

“B” means the Listing Price ;

For the purposes of calculating the value of “A” or “B” and where averaging is relevant in the calculation, if an Averaging Day is a Disrupted Day, then such Averaging Date will be deemed not to be a relevant Averaging Date. If through the operation of this provision no Averaging Date would occur with respect to the relevant Performance Fee Payment Date, then the Calculation Agent will estimate of the value of “A” or “B” in good faith in a commercially reasonably manner.

“Number of Shares” means an amount calculated as follows:

X × Y × Z ÷ Listing Price,

where,

“X” means the following:

Reduction Amount occurred between such Performance Fee Payment Date and the previous Performance Fee Payment Date ÷ Market Capitalization of Parent Company,

“Market Capitalization of Parent Company” means the total market capitalization of the Parent Company in US dollars calculated based on the price per ordinary share of US$4.75 (as adjusted for any share dividends, combinations, reclassification or splits with respect to such shares and the like) to be  paid by Party B with respect to the purchase of certain number of ADSs of the Parent Company under the Share Purchase Agreement multiplied by the total number of outstanding shares of Parent Company as of the closing of such transaction as reported in Parent Company’s public filings with the U.S. Securities and Exchange Commission,

“Y” means the percentage of the Shares held indirectly by the Parent Company where the Listing Price is determined, as commercially reasonably determined by the Calculation Agent in good faith,

“Z” means the total market capitalization of the Subsidiary in CNY on where the Listing Price is determined, converted into US dollars using the FX Rate, as commercially reasonably determined by the Calculation Agent in good faith.

“Listing Price” in CNY shall be converted into US dollars using the FX Rate.

For the avoidance of doubt, if the New Third Board Event has not occurred prior to a Performance Fee Payment Date, then the Performance Fee payable in respect of that Performance Fee Payment Date shall be zero. If the Performance Fee is a negative number, it shall be deemed to be zero.

(b)                              Potential Adjustment Event and Extraordinary Events

Following the declaration by the Subsidiary of the terms of any Potential Adjustment Event, the Calculation Agent will commercially reasonably determine in good faith, whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Shares and, if so, the Calculation Agent may, commercially reasonably determine in good faith, (i) to make adjustment to the relevant Share Price, the Number of Shares or any other variable relevant to the calculation, settlement, payment or other terms relating to the Performance Fee as the Calculation Agent determines appropriate to account for that diluting or concentrative effect and (ii) the effective date(s) of the adjustment(s).

Following the occurrence of an Extraordinary Event, the Calculation Agent may, commercially reasonably determine in good faith with Party A:

(i)                                  (a) to make adjustment to the relevant Share Price, the Number of Shares or any other variable relevant to the calculation, settlement, payment or other terms relating to the Performance Fee as the Calculation Agent determines appropriate to account for any such Extraordinary Event and (b) the effective date(s) of the adjustment(s); or

(ii)                               if the Calculation Agent determines that no adjustment that it could make under (i) will produce a commercially reasonable result, this Transaction will be cancelled and Party B shall pay to Party A the Early Termination Amount calculated pursuant to Section 6(e)(i) of the Agreement as modified by this Confirmation on the date of cancellation as determined by the Calculation Agent.

(c)                               Convertible Debt

If Party B fails to pay any Performance Fee in full in respect of a Performance Fee Payment Date within 20 Business Days following such Performance Fee Payment Date, the shortfall shall be paid in the form of debt convertible to a certain number of Target Shares to be determined in the following formula:

Number of Target Shares = Amount of shortfall of Performance Fee / Cash Value

Such convertible debts may be converted by Party A or another entity designated by Party A within the Conversion Period without any restriction. If Party A holds any such convertible debts on the expiry of the Conversion Period, Party B shall be obliged to pay off such convertible debts at the principal value by way of cash on the day of the expiry of the Conversion Period.

For the purpose of this sub-paragraph (c),

“Acquisition Price” means US$4.75 per Target Share,

“Cash Value” means Acquisition Price x 80 per cent ,

“Conversion Period” means the period from the day such convertible debts are granted to 30 days after the Termination Date,

7                                      Amendments to the Agreement

(a)                              Representations

The first paragraph of Section 3 of the Agreement shall be deleted and replaced with the following:

“Party A makes the representations contained in Sections 3(a) to Party B.

Party B makes the representations contained in Sections 3(a), 3(b), 3(c), 3(d), 3(e) and 3(f) and, if specified in the Schedule as applying, 3(g) to Party A (which representations will be deemed to be repeated by Party B on each date on which a Transaction is entered into and, in the case of the representations in Section 3(f), at all times until the termination of this Agreement). If any “Additional Representation” is specified in the Schedule or any Confirmation as applying, the party or parties specified for such Additional Representation will make and, if applicable, be deemed to repeat such Additional Representation at the time or times specified for such Additional Representation.”

(b)                              Agreements

The first paragraph of Section 4 of the Agreement shall be deleted and replaced with the following:

“Party B agrees with Party A that, so long as Party B has or may have any obligation under this Agreement or under any Credit Support Document to which it is a party:—”

(c)                               Disapplication of Events of Default

Section 5(a) shall not apply in respect of Party A.

(d)                              Additional Events of Default

The occurrence of any of the following will constitute an additional Event of Default with respect to Party B and shall be inserted into the Agreement as new Sections 5(a)(ix), 5(a)(x), 5(a)(xi), 5(a)(xii), 5(a)(xiii) and 5(a)(iv):

(i)                                  the completion of the privatization of the Parent Company, as commercially reasonably determined by the Calculation Agent in good faith;

(ii)                               the debt to equity ratio of the Parent Company (on a consolidated basis) exceeds 30 per cent., as commercially reasonably determined by the Calculation Agent in good faith;

(iii)                            any event or circumstance occurs which has or would reasonably be expected to have a Material Adverse Effect, and Party B or its Credit Support Provider fails to procure either (i) cash collateral by way of security interest; or (ii) a guarantee and indemnity, or other credit support; or (iii) the transfer of all its rights and obligations to a replacement third party, in each case in a form and/or amount which is acceptable in the reasonable opinion of the Party A for the performance of its financial obligations under this Transaction or any Credit Support Document, respectively, within 5 Business Days from receiving Party A’s written request;

(iv)                           any of the following events has occurred in relation to the Target Shares, as commercially reasonably determined by the Calculation Agent in good faith:

(A)                           Target Shares Merger Event;

(B)                           Target Shares Tender Offer;

(C)                           Target Shares Nationalisation; or

(D)                           Target Shares Delisting;

(v)                              Ma Xiaofeng ceases to the sole shareholder of Party B, whether legally or beneficially; and

(vi)                           Party B fails to provide additional Target Shares as required by paragraph 15 (Additional Security) below.

(e)                               Early Termination

(i)                                  Sections 6(b)(ii) and 6(b)(iii) shall not apply.

(ii)                               Section 6(d)(i) of the Agreement shall be deleted and replaced with the following:

“(i)                            Statement. On or as soon as reasonably practicable following the occurrence of an Early Termination Date, the Calculation Agent will make the calculations on its part, if any, contemplated by Section 6(e) and will provide to Party B a statement (1) showing, in reasonable detail, such calculations (including any quotations, market data or information from internal sources used in making such calculations), (2) specifying any Early Termination Amount payable and (3) giving details of the relevant account to which any amount payable to it is to be paid. In the absence of written confirmation from the source of a quotation or market data obtained in determining a Close-out Amount, the records of the Calculation Agent obtaining such quotation or market data will be conclusive evidence of the existence and accuracy of such quotation or market data.”

(iii)                            The words “(or, if there are two Affected Parties, after the day on which the statement provided pursuant to clause (i) above by the second party to provide such a statement is effective)” in Section 6(d)(ii) of the Agreement shall be deleted.

(iv)                           The words “and will be subject to Section 6(f)” in the first paragraph of Section 6(e) shall be deleted.

(v)                              Section 6(e)(i) of the Agreement shall be deleted and replaced with the following:

“(i)                            Events of Default. If the Early Termination Date results from an Event of Default, the Early Termination Amount will be an amount equal to the sum of (A) the Funding Amount, (B) any accrued but unpaid Fixed Amount, and (C) unpaid Performance Fee, if any, as commercially reasonably determined by the Calculation Agent in good faith pursuant to paragraph 6 of the Confirmation, except that the Early Termination Date shall be deemed to be the Performance Fee Payment Date. Any Early Termination Amount shall be payable by Party B to Party A.”

(vi)                           Section 6(e)(ii) of the Agreement shall be deleted and replaced with the following:

“(ii)                         Termination Events. If the Early Termination Date results from a Termination Event, the Early Termination Amount will be determined in accordance with Section 6(e)(i).”

(vii)                        Section 6(e)(iv) and Section 6(f) of the Agreement shall not apply.

(viii)                     Section 13 of the Agreement shall be deleted and replaced with the following:

“13.                      Governing Law and Jurisdiction

(a)                                      Governing Law. This Agreement will be governed by and construed in accordance with the law of Hong Kong;

(b)                                      Jurisdiction. With respect to any suit, action or proceedings relating to any dispute arising out of or in connection with this Agreement (“Proceedings”), each party irrevocably submits to the exclusive jurisdiction of the Hong Kong courts. Each party waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

(c)                                       Service of Process. Party B hereby agrees that if Party A reasonably considers it necessary to appoint an agent for the service of legal proceedings, Party B shall, upon receiving written request from Party A, forthwith appoint such agent with an office in Hong Kong and provide Party A with the details of such agent in writing.  If Party B fails to appoint such agent within three (3) business days of Party A’s written request, then Party B hereby authorizes Party A to appoint such agent on behalf, in the name and at the expense of Party B,  Party A shall then notify Party B in writing forthwith of the appointment of any such agent and provide Party B with the details of such agent in writing.

(d)                                      Waiver of immunities. Each party irrevocably waives, to the extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction or order for specific performance or recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings.”

(ix)                           The definitions of “Default Rate” in Section 14 of the Agreement shall be deleted and replaced with the following:

““Default Rate” means 10 per cent. per annum.”

(x)                              The definitions of “Applicable Close-out Rate” in Section 14 of the Agreement shall be deleted and replaced with the following:

““Applicable Close-out Rate” means 10 per cent. per annum.”

(xi)                           The definitions of “Applicable Deferral Rate” in Section 14 of the Agreement shall be deleted and replaced with the following:

““Applicable Deferral Rate” means 10 per cent. per annum.”

8                                      Recording of Conversations

Each party (i) consents to the recording of telephone conversations between the trading, marketing and other relevant personnel of the parties in connection with this Transaction, (ii) agrees to obtain any necessary consent of, and give any necessary notice of such recording to, its relevant personnel and (iii) agrees, to the extent permitted by applicable law, that recordings may be submitted in evidence in any Proceedings.

9                                      Conditions Precedent

Party B agree that Party A’s obligation to pay the Party A Initial Exchange Amount on the Effective Date is conditional on the following:

(a)                              Party B has duly opened the an account with Party A or its Affiliates for the purpose of depositing the Notional Amount in accordance with this Confirmation;

(b)                              no Event of Default with respect to Party B is continuing on the Effective Date;

(c)                               the representations and warranties made by Party B in connection with this Transaction are and remain true, complete and accurate in all material respects on the Effective Date; and

(d)                              Party B has deposited the amount of US$30,000,000in the Cash Collateral Account.

In the event any of the above conditions are not satisfied on the Effective Date, Party A shall have no obligation to pay the Party A Initial Exchange Amount on the Effective Date and none of the Parties shall have further obligation in connection with this Transaction and this agreement shall forthwith be terminated and of no further force or effect; provided that no termination shall relieve any party of any liability for any antecedent breach of this Agreement, including any fees and expenses incurred by the non-breaching Party (including any legal fees and custodians fees) and shall pay any such amount to non-breaching Party upon the non-breaching Party’s request.

10                               Use of Proceeds

Party B undertakes to use the Party A Initial Exchange Amount only for Party B’s general corporate purposes.

11                               Indemnity

(a)                              In connection with this Transaction, and in any document entered into in relation thereto, Party B agrees that it will indemnify, defend and hold harmless Party A and its Affiliates and their respective directors, officers, agents, advisors and employees and each other person controlling Party A or any of its Affiliates (each, an “indemnified party”), to the full extent lawful, from and against any direct losses, expenses, claims, damages, liabilities or proceedings (wherever brought) (collectively, “losses”) as a result of, or based upon or arising from (1) any inaccuracy in or breach or non-performance of any of the representations, warranties, undertakings, or agreements made by Party B or its Affiliates in connection with the Transaction; (2) any penalty suffered by any indemnified party as a result of, or based upon or arising from non-compliance of any applicable laws and regulations (including any regulations and rules issued by U.S. Securities and Exchange Commission) by Party B or the Parent Company; or (3) any suit or derivative suit brought by one or more minority shareholders against any indemnified party. Party B further agrees that no indemnified party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Parent Company, and Party B agrees to indemnify and hold the indemnified parties harmless from any claim brought by, the Parent Company or any of its Affiliates, creditors or security holders or any other person asserting claims on behalf of or in right of the Parent Company (as a result of, or based upon or arising from any inaccuracy in or breach or non-performance of any of the representations, warranties, undertakings, or agreements made by Party B or its Affiliates in connection with the Transaction) and for or in connection with the financing provided hereunder, any actual or proposed transactions or other conduct, services or activities in connection with the financing provided hereunder, any transaction or conduct of Party A, and any services or activities in connection therewith,

(b)                              Party B may at its option, or if requested by Party A will, assume the defence of any pending or threatened claim or proceeding related to or arising out of the financing provided hereunder, any disclosure with respect thereto, any transaction or conduct of Party A, and any services or activities in connection therewith, (whether or not Party A or any indemnified party is a party to such claim or proceeding), including the employment of counsel reasonably satisfactory to, any approved by, Party A. Party B will also promptly reimburse each indemnified party for all reasonable expenses (including reasonable counsel fees and expenses) as they are incurred by such indemnified party in connection with investigating, preparing for, defending, or providing evidence in, any pending or threatened claim or proceeding in respect of which indemnification may be sought hereunder (whether or not Party A or any indemnified party is a party to such claim or proceeding) or in enforcing this Transaction. Party A shall have the right to employ separate counsel in any such proceeding and to participate in the defence thereof and Party B will promptly reimburse Party A for all reasonable expenses (including reasonable counsel fees and expenses) as they are incurred by Party A. In addition, Party A may consult to the extent necessary or appropriate with its counsel in connection with Party A’s involvement in a proceeding the defence of which has been assumed by Party B for the purposes of coordinating with Party B’s counsel and assisting Party A with respect to requests for the production of documents prepared by, or depositions of, Party A and similar matters and Party B will reimburse Party A for the reasonable fees and expenses of such counsel incurred by Party A in connection with such consultation.

(c)                               In any such claim or proceeding, the defence of which is assumed by Party B, Party B agrees that it will not, without the prior written consent of Party A, settle any pending or threatened claim or proceeding related to or arising out of the financing provided hereunder, any disclosure with respect thereto, any transaction or conduct of Party A, and any services or activities in connection therewith, (whether or not Party A or any indemnified party is a party to such claim or proceeding) unless such settlement includes a provision unconditionally releasing Party A and each other indemnified party from all liability in respect of claims by any releasing party related to or arising out of the financing provided hereunder, any disclosure with respect thereto, any transaction or conduct of Party A, and any services or activities in connection therewith, and does not impose upon Party A any actual or potential liability and does not contain any factual or legal admission by or with respect to Party A or any adverse statement with respect to the character, professionalism, due care, loyalty, expertise or reputation of Party A or any action or inaction by Party A.

(d)                              The foregoing provisions are in addition to any rights Party A may have at common law or otherwise and shall be binding on and inure to the benefit of any successors, assigns, and personal representatives of Party B and each indemnified party. Solely for purposes of enforcing the provisions of this paragraph 12, Party B hereby consents to personal jurisdiction, service of process and venue in any court in which any claim or proceeding that is subject to this paragraph is brought against Party A. The provisions of this paragraph shall remain in full force and effect indefinitely.

(e)                               NO PARTY TO THIS AGREEMENT SHALL, IN ANY EVENT, BE LIABLE TO ANY OTHER PARTY, EITHER IN CONTRACT, TORT OR OTHERWISE, FOR ANY SPECIAL, INDIRECT, EXEMPLARY OR PUNITIVE DAMAGES RELATING TO THE BREACH OR ALLEGED BREACH HEREOF, WHETHER OR NOT THE POSSIBILITY OF SUCH DAMAGES HAS BEEN DISCLOSED TO THE OTHER PARTY IN ADVANCE; PROVIDED, HOWEVER, THAT, FOR THE AVOIDANCE OF DOUBT, THE FOREGOING SHALL IN NO EVENT BE CONSTRUED TO PRECLUDE RECOVERY FROM AN INDEMNIFYING PARTY BY AN INDEMNIFIED PARTY IN RESPECT OF ANY SUCH LOSSES, DAMAGES OR LIABILITIES INCURRED OR ARISING FROM THIRD PARTY CLAIMS OR ACTIONS.

12                               Disclosure

The Parties agrees to keep the terms of this Confirmation and the Transaction contemplated hereunder confidential except that disclosure may be made to a party’s employees, accountants, legal counsel or other professional advisers, or as may otherwise be required by applicable law the rules of the relevant stock exchanges. In the event any party is required to disclose this Confirmation or this Transaction or to describe any of the arrangement provided hereunder in any filing made with the United States Securities Exchange Commission (the “SEC”), Party B shall procure that prior to such filing be made with the SEC, such party shall promptly (and in any event, not less than 5 days prior to the relevant filing) share the proposed filing with Party A and Party A shall have the right to review and comment on any such filing, and Party B shall procure that any party making such filing shall include any reasonable comments of Party A prior to any such filing being made.

13                               Further undertakings

Party B undertakes and agrees that in the event that Party B or its Affiliates (i) enters into any agreement with the Parent Company with respect to any acquisition of the Target Shares or (ii) enters into any agreement relating to any merger, tender offer, business combination or similar corporate event in relation to the Parent Company, and any portion of Party A Initial Exchange Amount provided by Party A hereunder is used in connection with such acquisition, merger, tender offer, business combination or similar corporate event, then Party B shall procure that provisions are included in any such agreement to the effect that:

(a)                              Party A shall have the benefit of any cap on damages negotiated by the acquiring party;

(b)                              the city and county of New York shall be the exclusive jurisdiction for any action brought against Party A in connection with such agreement;

(c)                               the parties to any such agreement waive any right to a jury trial; and

(d)                              Party A is an express third party beneficiary of these provisions.

14                               Additional Security

If, according to any annual report of the Parent Company published after the Effective Date and prior to the Termination Date, the year by year net income growth rate of the Parent Company is less than 15 per cent., Party A has the right to require Party B to credit additional Target Shares in an amount equivalent to 5 per cent. of the total issued share capital of the Parent Company on the Trade Date to the Securities Account on such date as Party A may determine as additional collateral to secure Party B’s performance of its obligations under this Transaction and any obligations of any Credit Support Provider under any Credit Support Document.

15                               FATCA Deduction

(a)                              If Party B or a Credit Support Provider (each, an “Obligor”) is required to make a FATCA Deduction, that Obligor shall make that FATCA Deduction and any payment required in connection with that FATCA Deduction within the time allowed and in the minimum amount required by FATCA.

(b)                              If a FATCA Deduction is required to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any FATCA Deduction) leaves an amount equal to the payment which would have been due if no FATCA Deduction had been required. Party B shall promptly upon becoming aware that an Obligor must make a FATCA Deduction (or that there is any change in the rate or the basis of a FATCA Deduction) notify Party A accordingly.

(c)                               Within thirty days of making either a FATCA Deduction or any payment required in connection with that FATCA Deduction, the Obligor making that FATCA Deduction or payment shall deliver to Party A evidence reasonably satisfactory to Party A that the FATCA Deduction has been made or (as applicable) any appropriate payment has been paid to the relevant governmental or taxation authority.

(d)                              Party A may make any FATCA Deduction it is required by FATCA to make, and any payment required in connection with that FATCA Deduction, and shall not be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate Party B of the payment for that FATCA Deduction. Party A, on becoming aware that it must make a FATCA Deduction in respect of a payment to Party B, shall notify Party B accordingly.

16                               Severability

Except as otherwise provided in Sections 5(b)(i) or 5(b)(ii), in the event that any one or more of the provisions contained in the Agreement or this Confirmation should be held invalid, illegal, or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The parties shall endeavour, in good faith negotiations, to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

17                               Account Details

Account for payments to Party A:

Account for payments to Party B:

18                               Addresses for Notices

For the purpose of Section 12(a) of this Agreement:

Address for notices or communications to Party A:

Address:	22nd Floor, Li Po Chun Chambers, 189 Des Voeux Road, Central, Hong Kong
Attention:	Equity Derivatives
Facsimile No.:	+852 3926 8907	Telephone No.:	+852 2801 2425/2658
Email :	SP@htisec.com

In addition, in the case of notices or communications relating to Section 5, 6, 11 or 13 of this Agreement, a second copy of any such notice or communication shall be addressed to the following:

Address:	22nd Floor, Li Po Chun Chambers, 189 Des Voeux Road, Central, Hong Kong
Attention:	Head of Legal, Compliance & Company Secretariat Department
Facsimile No.:	+852 2810 5268	Telephone No.:	+852 2848 4333

Address for notices or communications to Party B:

Address:	OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands c/o 1/F, East Gate, Building No.2, Jianwai SOHO, No.39, Dongsanhuanzhong Rd. Chaoyang District, Beijing, PRC.
Attention:	Ma Xiaofeng
Facsimile No.:	N/A	Telephone No.:	+86 13911505866
Email :	maxiaofeng@atai.net.cn

Annex
Additional Definitions

“CNY” means the official currency of the PRC;

“Cash Collateral” has the meaning ascribed to it in the Security Agreement;

“Cash Collateral Account” has the meaning ascribed to it in the Security Agreement;

“Delayed Payment Period” means the period from (and including) the original due date for any amount payable by Party B hereunder to (but excluding) the date of actual payment of such amount;

“Delisting” means, in respect of the Shares, the New Third Board announces that, pursuant to the rules of the New Third Board, the Shares cease (or will cease) to be listed, traded or publicly quoted on the New Third Board for any reason (other than a Merger Event or Tender Offer) and is not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the PRC which is acceptable to the Calculation Agent;

“Disrupted Day” means any Scheduled Trading Day on which the New Third Board or any Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

“Early Closure” means the closure on any Exchange Business Day of the New Third Board or any Related Exchange(s) prior to its Scheduled Closing Time unless such earlier closing time is announced by the New Third Board or Related Exchange(s) at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the New Third Board or Related Exchange(s) on such Exchange Business Day and (ii) the submission deadline for orders to be entered into the New Third Board or Related Exchange system for execution at the Valuation Time on such Exchange Business Day;

“Exchange Business Day” means any Scheduled Trading Day on which the New Third Board and each Related Exchange are open for trading during their respective regular trading sessions, notwithstanding the New Third Board or any Related Exchange closing prior to its Scheduled Closing Time;

“Exchange Disruption” means any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (i) to effect transactions in, or obtain market values for, the Shares on the New Third Board, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Shares on any relevant Related Exchange;

“Extraordinary Event” means a Merger Event, Tender Offer, Nationalization, Insolvency or Delisting;

“FX Rate” means USDCNY exchange rate (expressed as the amount of CNY per one USD) published by People’s Bank of China on the relevant fixing date;

“FATCA” means:

(i)                                  sections 1471 to 1474 of the US Internal Revenue Code of 1986 and any associated regulations;

(ii)                               any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (i) above; and

(iii)                            any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (i) or (ii) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

“FATCA Deduction” means a deduction or withholding from a payment under this Confirmation required by FATCA.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Insolvency” means that by reason of the voluntary or involuntary liquidation, bankruptcy, insolvency, dissolution or winding up of, or any analogous proceeding affecting, the Subsidiary (i) all the Shares are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of the Shares become legally prohibited from transferring them;

“Listing Price” means the offering price of the Shares in the first private offering of Shares after the occurrence of the New Third Board Event;

“Market Disruption Event” means in respect of the Share, the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the relevant Valuation Time, or (iii) an Early Closure;

“Material Adverse Effect” means a material adverse effect on:

(i)                                  business, operations, property, condition (financial or otherwise) or prospects of Party B or any Credit Support Provider of Party B;

(ii)                               the ability of Party B or any Credit Support Provider of Party B to perform its obligations under this Confirmation or any Credit Support Document; or

(iii)                            the validity or enforceability of this Confirmation or any Credit Support Document or the ranking of any security granted or purported to be granted pursuant to any Credit Support Document, or the rights or remedies of Party A under this Confirmation or any Credit Support Document;

“Merger Date” means the closing date of a Merger Event or Target Shares Merger Event (as the case may be) or, where a closing date cannot be determined under the local law applicable to such Merger Event or Target Shares Merger Event, such other date as determined by the Calculation Agent;

“Merger Event” means, in respect of the Shares, any:

(i)                                  reclassification or change of the Shares that results in a transfer of, or an irrevocable commitment to transfer, all the Shares outstanding to another entity or person; or

(ii)                               consolidation, amalgamation, merger or binding share exchange of the Subsidiary with or into another entity or person (other than a consolidation, amalgamation, merger or binding share exchange in which the Subsidiary is the continuing entity and which does not result in any such reclassification or change of all the Shares outstanding); or

(iii)                            takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100 per cent. of the outstanding the Shares that results in a transfer of or an irrevocable commitment to transfer all the Shares (other than the Shares owned or controlled by such other entity or person); or

(iv)                           consolidation, amalgamation, merger or binding share exchange of the Subsidiary or its subsidiaries with or into another entity in which the Subsidiary is the continuing entity and which does not result in a reclassification or change of all the Shares outstanding but results in the outstanding Shares (other than Shares owned or controlled by such other entity) immediately prior to such event collectively representing less than 50 per cent. of the outstanding Shares immediately following such event, in each case where the Merger Date is on or before the Termination Date;

“NASDAQ” means The NASDAQ Stock Market.

“Nationalisation” means that all the Shares or all or substantially all the assets of the Subsidiary are nationalised, expropriated or are otherwise required to be transferred to any governmental agency, authority, entity or instrumentality thereof;

“New Third Board” means the National Equities Exchange and Quotations, a national share transfer system launched in the PRC in 2012 for small and medium-sized businesses to transfer shares and raise funds;

“New Third Board Event” means the successful listing and being admitted to trading of the Shares on the New Third Board prior to the Termination Date;

“PRC” means the People’s Republic of China, and for the purposes hereof, excludes Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan;

“Parent Company” means ATA Inc., a company incorporated in the Cayman Islands whose shares are listed on NASDAQ (NASDAQ: ATAI);

“Performance Fee Payment Date” means, means December 1 (or, if such date is not an Exchange Business Day, the nearest Exchange Business Day following such date) in each of 2016, 2017 and 2018 where a New Third Board Event has occurred prior to December 1  in such given year or in any proceeding year; provided that, if in any such given year, the New Third Board Event has occurred during such year but prior to December 1  of such year but less than thirty Scheduled Trading Date prior to December 1  of such year, then the Performance Fee Payment Date solely for such year shall be the 1st Business Day following thirty (30) Scheduled Trading Days after the New Third Board Event has occurred, provided further that, if the Termination Date occurs prior to December 1, 2018, the last Performance Fee Payment Date shall be the Termination Date. For the avoidance of doubt, there shall be no Performance Fee Payment Date in any given year where the New Third Board Event has not occurred prior to December 1 of such year or in any preceding year;

“Potential Adjustment Event” means any of the following:

(i)                                  a subdivision, consolidation or reclassification of the Shares, or a free distribution or dividend of any such Shares to existing holders by way of bonus, capitalization or similar issue;

(ii)                               a distribution, issue or dividend to existing holders of the Shares of (A) such Shares, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Subsidiary equally or proportionately with such payments to holders of such Shares, or (C) share capital or other securities of another issuer acquired or owned (directly or indirectly) by the Subsidiary as a result of a spin-off or other similar transaction, or (D) any other type of securities, rights or warrants or other assets, in any case for payment (cash or other consideration) at less than the prevailing market price as determined by the Calculation Agent;

(iii)                            an extraordinary dividend in relation to the Shares;

(iv)                           a call by the Subsidiary in respect of relevant Shares that are not fully paid;

(v)                              a repurchase by the Subsidiary or any of its subsidiaries of the Shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

(vi)                           in respect of the Subsidiary, an event that results in any shareholder rights being distributed or becoming separated from shares of common stock or other shares of the capital stock of the Subsidiary pursuant to a shareholder rights plan or arrangement directed against hostile takeovers that provides upon the occurrence of certain events for a distribution of preferred stock, warrants, debt instruments or stock rights at a price below their market value, as determined by the Calculation Agent, provided that any adjustment effected as a result of such an event shall be readjusted upon any redemption of such rights; or

(vii)                        any other event that may have a diluting or concentrative effect on the theoretical value of the Shares;

“Related Exchange” means each exchange or quotation system where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to the Shares;

“Scheduled Closing Time” means, in respect of the New Third Board or a Related Exchange and a Scheduled Trading Day, the scheduled weekday closing time of the New Third Board or a Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours;

“Scheduled Trading Day” means any day on which the New Third Board and each Related Exchange is open for trading for its regular trading sessions;

“Securities Account” has the meaning ascribed to it in the Security Agreement;

“Security Agreement” means the Security Agreement dated 6 November 2015 entered into between Party A as counterparty and Party B as chargor;

“Security Collateral” has the meaning ascribed to it in the Security Agreement;

“Security Interest” has the meaning ascribed to it in the Security Agreement;

“Share” means the ordinary share of the Subsidiary;

“Share Price” means the price per Share as of the Valuation Time on the relevant Averaging Date, which shall be upon the occurrence of the New Third Board Event, the closing price per Share on such relevant date;

“Share Purchase Agreement” means the share purchase agreement to be entered into between SB Asia Investment Fund II L.P. and Party B in relation to the purchase of a certain number of ADSs of the Parent Company by Party B;

“Subsidiary” means ATA Online (Beijing) Education Technology Limited, a company incorporated in the PRC with registration number 110108009901483;

“Target Shares” means the shares of the Parent Company;

“Target Shares Delisting” means, in respect of the Target Shares, NASDAQ announces that, pursuant to the rules of NASDAQ, the Target Shares cease (or will cease) to be listed, traded or publicly quoted on NASDAQ for any reason (other than a Target Shares Merger Event or Target Shares Tender Offer) and is not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the United States which is acceptable to the Calculation Agent;

“Target Shares Merger Event” means, in respect of the Target Shares, any:

(i)                                  reclassification or change of the Target Shares that results in a transfer of, or an irrevocable commitment to transfer, all the Target Shares outstanding to another entity or person; or

(ii)                               consolidation, amalgamation, merger or binding share exchange of the Parent Company with or into another entity or person (other than a consolidation, amalgamation, merger or binding share exchange in which the Parent Company is the continuing entity and which does not result in any such reclassification or change of all the Target Shares outstanding); or

(iii)                            takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100 per cent. of the outstanding the Target Shares that results in a transfer of or an irrevocable commitment to transfer all the Target Shares (other than the Target Shares owned or controlled by such other entity or person); or

(iv)                           consolidation, amalgamation, merger or binding share exchange of the Parent Company or its subsidiaries with or into another entity in which the Parent Company is the continuing entity and which does not result in a reclassification or change of all the Target Shares outstanding but results in the outstanding Target Shares (other than Target Shares owned or controlled by such other entity) immediately prior to such event collectively representing less than 50 per cent. of the outstanding Target Shares immediately following such event, in each case where the Merger Date is on or before the Termination Date;

“Target Shares Nationalisation” means that all the Target Shares or all or substantially all the assets of the Parent Company are nationalised, expropriated or are otherwise required to be transferred to any governmental agency, authority, entity or instrumentality thereof;

“Target Shares Tender Offer” means a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in such entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, greater than 10 per cent. and less than 100 per cent. of the outstanding voting shares of the Parent Company, as determined by the Calculation Agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the Calculation Agent deems relevant;

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);

“Tender Offer” means a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in such entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, greater than 10 per cent. and less than 100 per cent. of the outstanding voting shares of the Subsidiary, as determined by the Calculation Agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the Calculation Agent deems relevant;

“Trading Disruption” means any suspension of or limitation imposed on trading by the New Third Board or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the New Third Board or Related Exchange or otherwise (i) relating to the Share on the New Third Board, or (ii) in futures or options contracts relating to the Share on any relevant Related Exchange;

“US” means the United States of America.

“US dollars” means the official currency of the United States of America; and

“Valuation Time” means the Scheduled Closing Time on the New Third Board on the relevant Averaging Date. If the New Third Board closes prior to its Scheduled Closing Time, then the Valuation Time shall be such actual closing time.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us or by sending to us a letter or telex substantially similar to this letter, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.

Yours sincerely,

Haitong International Financial Solutions Limited

By:	/s/ Deng Xi

Name: Deng Xi

Title: Director

Confirmed as of the date first above written:

Joingear Limited

By:	/s/ Kevin Xiaofeng Ma

Name: Kevin Xiaofeng Ma

Title: Director